

03011548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 3 2003

SEC FILE NUMBER
8- 46965

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capstone Partners, L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3475 Lenox Road, Suite 400
(No. and Street)

Atlanta   GA   30326
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Bartko   (404) 248-0550
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corporation
(Name — if individual, state last, first, middle name)

2020 Camino Del Rio North, Suite 500,San Diego, CA 92108
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____Gregory Bartko_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Capstone Partners, L.C._____, as of

___December 31_____,~~19~~200 2, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

                                                          _____
                                                                        Signature

                                                          ____President_____
                                                                          Title

R K G
        Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~x Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE PARTNERS, L.C.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON



CAPSTONE PARTNERS, L.C.
Years Ended December 31, 2002 and 2001

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Member's Capital	4
Statements of Cash Flows	5
Notes to Financial Statements	6-7
SUPPLEMENTARY SCHEDULES	
Computation of Net Capital under Rule 15c3-1	8
Computation of Reserve Requirements pursuant to Rule 15c3-3	9
Information Relating to the Possession or Control Requirements under Rule 15c3-3	10
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL	11-12



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Member of
Capstone Partners, L.C.

We have audited the accompanying statements of financial condition of Capstone Partners, L.C. (the "Company") as of December 31, 2002 and 2001 and the related statements of operations, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Partners, L.C. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Diego, California
February 18, 2003

PKF

PKF
Certified Public Accountants
A Professional Corporation

CAPSTONE PARTNERS, L.C.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS

		2002		2001
Cash	$	1,391	$	5,187
Investment securities, at market value		33,121		20,906
Notes receivable (Note 3)		16,946		14,340
Note receivable - related party (Note 5)		17,791		16,592
Total current assets		69,249		57,025
Office equipment, net of accumulated depreciation of $2,030 and $1,292, respectively		1,661		2,399
	$	70,910	$	59,424

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES

		2002		2001
Accounts payable	$	1,739		–
Accrued expenses		–	$	1,556
Total current liabilities		1,739		1,556

Commitments and contingencies (Note 4)

MEMBER'S CAPITAL

Member's capital		69,171		57,868
Total liabilities and member's capital	$	70,910	$	59,424

The accompanying notes are an integral part of the financial statements

CAPSTONE PARTNERS, L.C.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Commissions and fees income	$ 259,195	$ 139,886
Unrealized loss on investment securities	(18,035)	(6,708)
Interest income	3,805	1,541
Total revenue	244,965	134,719
Expenses:		
Occupancy	20,809	31,488
General and administrative	216,803	145,293
Total expenses	237,612	176,781
Net income (loss)	$ 7,353	$ (42,062)

The accompanying notes are an integral part of the financial statements

CAPSTONE PARTNERS, L.C.
STATEMENTS OF CHANGES IN MEMBER'S CAPITAL
For the Years Ended December 31, 2002 and 2001

	Total
Balance at December 31, 2000	$ 48,448
Member contributions	51,482
Net loss	(42,062)
Balance at December 31, 2001	57,868
Member contributions	5,000
Member distributions	(1,050)
Net income	7,353
Balance at December 31, 2002	$ 69,171

The accompanying notes are an integral part of the financial statements

CAPSTONE PARTNERS, L.C.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 7,353	$ (42,062)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	738	738
Changes in certain assets and liabilities:		
Investment securities	(12,215)	(20,816)
Accounts receivable	–	7,500
Accrued expenses	183	(2,530)
Net cash used in operating activities	(3,941)	(57,170)
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in notes receivable	(2,606)	(1,593)
Increase in note receivable - related party	(1,199)	(1,533)
Repayments of note receivable - related party	–	6,136
Net cash (used in) provided by financing activities	(3,805)	3,010
CASH FLOWS FROM FINANCING ACTIVITIES		
Member capital contributions	5,000	51,482
Member capital distributions	(1,050)	–
Net cash provided by financing activities	3,950	51,482
Net decrease in cash	(3,796)	(2,678)
Cash at the beginning of the year	5,187	7,865
Cash at the end of the year	$ 1,391	$ 5,187

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for income taxes	$ –	$ –
Cash paid during the year for interest	$ –	$ –

The accompanying notes are an integral part of the financial statements

NOTE 1 - ORGANIZATION

Capstone Partners, L.C. (the "Company") began doing business in October 1993 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(3). The Company is engaged in offering general corporate finance and investment banking advisory services relating to mergers and acquisitions, strategic alliance, business valuation and in providing assistance to businesses in the structuring and placement of private debt and equity. The Company collects fees based on a percentage of the debt or equity amount obtained as a result of these services. Effective July 20, 1998 control of the Company was acquired by Presidio Capital and Management Corporation ("PCMC"). The sale was approved in April 1999 and the membership agreement was entered into between the Company and PCMC. Since February 1999, PCMC acts merely as a holding company for the ownership of Capstone Partners, L.C. The Company's headquarters are now located in Atlanta, Georgia.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a limited liability company taxed as a partnership. As such, the tax effects of the Company accrue directly to its member. Accordingly, no tax provision (benefit) is reflected in these financial statements.

The Company generally classifies as cash equivalents all highly liquid instruments with a maturity of three months or less at the time of purchase.

Office equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, which is five years. Depreciation for each of the years ended December 31, 2002 and 2001 was $738.

Commission revenue and related sales commissions which are based on a percentage of the debt or equity amount obtained as a result of the services performed are recorded as they are earned. In some instances, the Company receives shares of common stock in lieu of fees for the services performed. The revenue is recorded when the stock is received at the market value on the day of deposit into the investment fund.

CAPSTONE PARTNERS, L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 3 - NOTES RECEIVABLE

During 2000, the Company loaned $9,000 to a non-related party. On July 14, 2000 the individual signed a promissory note which accrues interest at 18% and matured September 13, 2000. On September 13, 2000 the Company modified the terms of the note receivable to be payable on demand. The balance of the note at December 31, 2002 and 2001 is $13,976 and $11,370, respectively.

During 2000, the Company loaned a total of $12,000 to non-related parties. The notes are non-interest bearing and are payable on demand. The balance of the notes at December 31, 2002 and 2001 is $2,970.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company leased office space in Jackson, Michigan on a month-to-month basis with a rent of $600 per month. This office was closed during August 2001.

The Company is periodically involved in a legal action arising in the normal course of business. At December 31, 2002 management is not aware of any material claims against the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company leased property from a related party on a month-to-month basis in the years ended December 31, 2002 and 2001. For the years ended December 31, 2002 and 2001, rent expense amounted to $20,809 and $24,288, respectively.

Note Receivable - related party is comprised of amounts loaned to the CEO of the Company during 1999. The principal amount of $19,300 is unsecured, was due on September 1, 2000 and bears interest at 7% per annum. On September 1, 2000 the Company modified the terms of the note receivable to be payable on demand. During 2001, the CEO repaid $6,136 of this note receivable. The balance of this note at December 31, 2002 and 2001 is $17,791 and $16,592, respectively.

NOTE 6 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 1,500% of its net capital. As of December 31, 2002 and 2001, the Company had net capital of $27,789 and $21,337, respectively. This was $22,789 and $16,337 in excess of its required net capital at December 31, 2002 and 2001, respectively. The Company's net capital ratio was 6.3% and 7.3% as of December 31, 2002 and 2001, respectively.

SUPPLEMENTARY INFORMATION

CAPSTONE PARTNERS, L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2002 and 2001

	2002	2001
Member's capital	$ 69,171	$ 57,868
Less non-allowable assets:		
Haircuts on investment securities	4,984	3,200
Notes receivable	16,946	14,340
Note receivable - related party	17,791	16,592
Office equipment	1,661	2,399
Net capital	$ 27,789	$ 21,337

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2002	2001
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000	$ 5,000
Net capital in excess of amount required	$ 22,789	$ 16,337
Aggregate indebtedness	$ 1,739	$ 1,556
Ratio of aggregate indebtedness to net capital	6.3 %	7.3 %

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5)

	2002	2001
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 29,487	$ 16,757
Detail adjustments:		
Office equipment	738	738
Accrued expenses	–	(1,556)
Accounts payable	(1,698)	–
Notes receivable	(3,805)	4,603
Capital contribution	5,000	–
Other adjustments	(1,933)	(795)
Net capital, as adjusted	$ 27,789	$ 21,337
Aggregate indebtedness, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 41	$ 6,136
Detail adjustments:		
Accrued expenses	$ –	1,556
Accounts payable	1,698	(6,136)
Aggregate indebtedness, as adjusted	$ 1,739	$ 1,556

CAPSTONE PARTNERS, L.C.
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2002 and 2001

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(3). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

CAPSTONE PARTNERS, L.C.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2002 and 2001

The Company does not hold customer securities and consequently qualifies for exemption under the provisions of the Rule.



PKF

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17A-5 OF THE SECURITIES
AND EXCHANGE COMMISSION

Member of
Capstone Partners, L.C.

In planning and performing our audits of the financial statements of Capstone Partners, L.C. as of and for the years ended December 31, 2002 and 2001, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of Capstone Partners, L.C. for the years ended December 31, 2002 and 2001, and this report does not affect our report thereon dated February 18, 2003.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal controls contemplate a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Diego, California
February 18, 2003

PKF

PKF
Certified Public Accountants
A Professional Corporation